Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten
Putnam Capital Manager Edge Series I/IR/II
Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten
Putnam Capital Manager Edge Series I/IR/II

Supplement dated June 15, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
In Appendix A - Investment Options Available Under the Contract: the following fund fees current expenses are updated:

NOTE: IA shares are only available for Putnam Capital Manager Edge Series I/IR and IB shares are only available for Putnam Capital Manager Edge Series II.

Fund and Adviser/Subadviser	Current Expenses
Putnam VT Diversified Income Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.80%
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.05%
Putnam VT Global Health Care Fund - Class IA† Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.75%
Putnam VT High Yield Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.71%
Putnam VT High Yield Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.96%
Putnam VT Income Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.57%
Putnam VT Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.82%
Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.87%
Putnam VT Small Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.77%

Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	1.02%
Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.88%
Putnam VT U.S. Research Fund - Class IA (formerly Putnam VT Research Fund) Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.68%

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